                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                          ____________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 3)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 DONCASTERS plc
                                (Name of Issuer)

                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                   257692103
                                 (CUSIP Number)

                                Gordon M. Burns
                         Katama Capital Partners, L.P.
                               333 Ludlow Street
                               Stamford, CT 06902
                                 (203) 964-2140
--------------------------------------------------------------------------------
(Name, address and telephone number of Person Authorized to Receive Notices and
                                Communications)


                                November 6, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



                         (Continued on following pages)

CUSIP No. 257692103               Schedule 13D

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY)

     Katama Capital Partners, L.P.
     06-1527362

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)   [ ]
          (b)   [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Katama Capital Partners, L.P. is a Georgia Limited Partnership

7.   SOLE VOTING POWER

     1,018,900

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     1,018,900

10.  SHARED DISPOSITIVE POWER

     -0-

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CUSIP No. 257692103               Schedule 13D

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,018,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     11.6

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 257692103               Schedule 13D

Item 1.   Security and Issuer.
          -------------------

     Katama Capital Partners, L.P. hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on October 9, 1998, as previously amended, with respect to the American Depositary Receipts (each, an "ADR"), of Doncasters plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"), whose principal office is located at 28-30 Derby Road, Melbourne, Derbyshire DE73 1FE, England. The ADRs evidence American Depositary Shares which represent the underlying "Ordinary Shares" of the Issuer. The ADRs currently are traded on the New York Stock Exchange under the symbol "DCS." The American Depositary Shares represent the right to receive two Ordinary Shares, nominal value 25 pence per Ordinary Share, of the Issuer deposited with the Bank of New York, as Depositary, under the Deposit Agreement. The Depositary, as issuer of the ADRs, is located at 101 Barclay Street, New York, New York 10286.

Item 2.   Identity and Background.
          -----------------------

     (a) The name of the person filing this statement is Katama Capital Partners, L.P., a Georgia Limited Partnership ("Katama"). The General Partner of Katama is Katama Capital, Inc., a Delaware corporation, whose President is Mr. Gordon M. Burns.

     (b) The address of the principal office and principal place of business of Katama and Katama Capital, Inc. is 333 Ludlow Street, Stamford, CT 06902.

     (c) As its principal business, Katama engages in investment activities and activities related thereto.

     (d) During the past five years, neither Katama nor Katama Capital, Inc. has been convicted in a criminal proceeding.

     (e) During the past five years, neither Katama nor Katama Capital, Inc. was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Katama or Katama Capital, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Not applicable.

CUSIP No. 257692103               Schedule 13D

Item 4.  Purpose of Transaction.
         ----------------------

     (a) Between October 19, 2000 and November 13, 2000, Katama sold an aggregate of 730,100 ADRs of the Issuer in open market transactions as follows:


   Date        Number of ADRs       Average Sale Price Per
----------     --------------       ----------------------
                    Sold                     ADR
               --------------       ----------------------
10-19-00             5,400                 $ 19.12
10-20-00            23,200                   18.75
10-24-00            12,000                   18.50
10-25-00            15,400                  18.022
10-26-00            29,000                  16.399
11-06-00           500,000                  21.015
11-10-00           108,600                  20.006
11-13-00            36,500                  19.75

Katama will, from time to time, evaluate market opportunities for further sales of its ADRs and may sell all or a portion of its ADRs in one or more sales. The current intentions of Katama regarding the ADRs held by it may change in the future.

     (b) - (j) Not applicable.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) - (b) As of November 6, 2000, Katama owns beneficially 1,018,900 ADRs of the Issuer, representing 11.6% of the issued and outstanding ADRs, based on the reported outstanding ADRs as of the most recent information provided to holders of ADRs. Katama has sole voting and dispositive power over such ADRs.

     (c)       See Item 4(a) above.

     (d) - (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     There are currently no contracts, arrangements or relationships with respect to the ADRs of the Issuer between the Issuer and Katama or Katama Capital, Inc.

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CUSIP No. 257692103               Schedule 13D

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 7.1 Limited Partnership Agreement dated as of September 25, 1998, by and among the General Partner and the limited partners. (1)

          (1) Previously filed.

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CUSIP No. 257692103              Schedule 13D

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Katama Capital Partners, L.P.



Date: November 16, 2000              /s/ Gordon M. Burns
                              --------------------------------------------------
                              Gordon M. Burns, President, Katama Capital, Inc., its General Partner